UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

____________________

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

For the fiscal year ended June 30, 2024

____________________

IdentifySensors Biologics Corp.

(Exact Name of Registrant as specified in its charter)

Delaware	85-1615176
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

20600 Chagrin Boulevard, Suite 450 Shaker Heights, Ohio	44122
(Address of principal executive offices)	(zip code)

(216) 543-3031

(Registrant’s telephone number, including area code)

Title of each class of securities issued pursuant to Regulation A:

Common Stock, $0.0001 par value

Preferred Stock, $0.0001 par value

Part II.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 1-K includes forward-looking statements, which reflect our current expectations and projections about future events and financial trends that we believe may affect our business, financial condition and results of operations. These forward-looking statements speak only as of the date of this Form 1-K and are subject to a number of risks, uncertainties and assumptions described under the sections in this Form 1-K entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this Form 1-K. Forward-looking statements are identified by terms such as “may,” “will,” “should,” “expect,” “plan,” “anticipate,” “could,” “intend,” “target,” “project,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date.

Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified and some of which are beyond our control, you should not rely on these forward-looking statements as predictions of future events. The events and circumstances reflected in our forward-looking statements may not be achieved or occur and actual results could differ materially from those projected in the forward-looking statements. Moreover, we operate in an evolving environment.

New risk factors and uncertainties may emerge from time to time, and it is not possible for management to predict all risk factors and uncertainties. Except as required by applicable law, we do not plan to publicly update or revise any forward-looking statements contained herein, whether as a result of any new information, future events, changed circumstances or otherwise.

This Form 1-K also incorporates by reference estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

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Item 1. Business

As used in this Annual Report, all references to the “Company,” “ISB”, “we,” “us” and “our” refer to IdentifySensors Biologics Corp.

Company Overview

IdentifySensors Biologics “ISB” is a pioneering bio-nanotechnology company at the forefront of developing an advanced graphene-based biosensor gene-detection platform. Our mission is to revolutionize molecular detection with innovative solid-state electronic biosensors that rapidly and simultaneously detect multiple test targets using a single test sample. The technology does not use amplification, liquid reagents or require skilled labor and has a sensitivity comparable to Polymerase Chain Reaction (PCR) of ~ 300 gene copies per milliliter (mL) of sample.

Leveraging cutting-edge nanotechnology and biotechnology, we are focused on commercializing Check4, a graphene-based electronic biosensor platform for rapid, reagentless multiplexed detection of nucleic acids (target RNA, DNA and proteins). The electronic biosensor platform is intended to be developed for use with a wide range of sample types, including saliva, blood, sputum, urine and others commonly used for molecular testing.

Our proprietary biosensor platform relies on a unique and patented method of detection that involves binding molecules, primarily ssDNA molecules, to the surface of graphene sensors. This innovative approach enables the precise immobilization of target DNA sequences, facilitating highly sensitive and specific molecular recognition. Central to our technology is the principle of hybridization, wherein complementary DNA strands selectively bind to their counterparts on the graphene surface, resulting in direct digital detection of nucleic acid sequences characteristic of target viral and bacterial pathogens or other gene targets of interest. By leveraging the exceptional electrical properties of graphene, ISB intends to achieve unparalleled sustainable competitive advantages such as speed, sensitivity, selectivity and reliability compared to existing molecular technologies.

Sustainable competitive advantages are unique, long-term advantages a company holds over its competitors, allowing it to consistently outperform them. The advantages are difficult to replicate or surpass and are typically based on factors such as superior technology, cost structure, manufacturing, business model and brand loyalty. Figure 1 presents a side-by-side comparison of the sustainable competitive advantages of Check4, compared to Laboratory Nucleic Acid Amplification Tests (NAATs).

Figure 1: Sustainable Competitive Advantages of Check4 Compared to Nucleic Acid Amplification Test (NAATs) Types

Sustainable Competitive Advantage	Check4	Laboratory Nucleic Acid Amplification Test (NAATs)
Speed	~ 5 minutes -- NO skilled labor, temperature-sensitive reagents or expensive equipment	2-4 hours -- requiring skilled technician, temperature-sensitive reagents and PCR machine
Portability & Accessibility	Point-of-Care, Home Use & Remote Settings	Laboratory
Sensitivity	300 viral copies/mL of sample	10-1,000 viral copies/mL of sample
Selectivity	Highly selective digital test with no cross reactivity from interfering agents	Highly selective chemical test when RNA is extracted properly, and environmental conditions (pH and temperature) are precisely controlled
Multiplex Detection	Direct digital detection of multiple analytes in a single sample	Detection of fewer targets using amplification with a single sample
Sample Types	Blood and saliva	Blood and nasal swab
Cost of Goods Sold (COGS)	<$7.50-$5/single-use test cartridge <$42-$35/many-use test cartridge reader	>$60/single-use test $15-$50K/qPCR machine that requires annual maintenance ~ $8-$12K/year

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IdentifySensors Biologics Corp., is a Delaware corporation, founded on June 11, 2020. Since its founding, the company has raised over $18 million through qualified public offerings and private placements, advancing to pilot production stage and is currently working through validation of low-volume production.

The IdentifySensors Biologics team is made up of subject matter experts across highly relevant technology disciplines such as Electrochemistry, Molecular Biology, Material Science and Data Science. The ISB team also includes experts in quality assurance and supply chain as well as regulatory and commercialization of in vitro diagnostics (IVDs).

The IdentifySensors Biologics team is focused on inventing a breakthrough method of molecular detection based on electronic methods instead of antiquated chemical methods. Such chemical methods rely on a process called amplification that was discovered in the early 1980s. Amplification involves replicating a specific segment of DNA or RNA using an enzyme, so the larger number of specific segments are easier to detect and analyze. The amplification process first requires denaturing the double-stranded DNA by heating, then annealing a synthetic DNA sequence called a primer to a target region of complementary sequences. The enzyme called DNA polymerase adds nucleotides to the primers, extending the new DNA strand and effectively replicating the target sequence. If replication of the target sequence occurs, then the specific sequence is present in the sample, otherwise the target sequence will not replicate. Nearly all forms of molecular detection on the market use amplification techniques, which are well known to be complicated and best suited for a complex, sterile laboratory environment, requiring highly skilled labor, sensitive reagents and precise execution.

Check4 Overview

Check4 is a rapid digital molecular diagnostic platform for multiplexed detection of viral and bacterial pathogens. The Check4 platform is a cartridge-based system consisting of a disposable single-use test cartridge, a durable many-use test cartridge Bluetooth reader and a Cloud-based app. programmed for processing and displaying the test results on an electronic device. The test cartridge is purpose-built to collect a bodily fluid test sample, lyse the test sample using thermal treatment and detect low concentrations of nucleic acids of multiple pathogens in the test sample using a biosensor array. The biosensor array consists of solid-state circuits that act as semiconductors when coated with a biologic solution containing a specifically engineered genetic sequence that bind with complementary sequences in the test sample.

Figure 2: Check4 is a Rapid Digital Platform for Electronic Multiplex Molecular Detection

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Throughout the development of Check4, IdentifySensors Biologics has been focused on harnessing the exceptional properties of graphene, a two-dimensional carbon material renowned for its extraordinary conductivity and surface characteristics. Our proprietary biosensor platform relies on a unique method that capitalizes on binding molecules, primarily ssDNA molecules, to the surface of graphene sensors. This innovative approach enables the precise immobilization of target DNA sequences, facilitating highly sensitive and specific molecular recognition. Central to our technology is the principle of hybridization, wherein complementary DNA strands selectively bind to their counterparts on the graphene surface, resulting in direct detection of nucleic acid sequences characteristic of target viral and bacterial pathogens. By leveraging the exceptional electrical properties of graphene, IdentifySensors Biologics intends to achieve unparalleled speed, sensitivity, selectivity and reliability in molecular detection.

Figure 3: Graphene-Based Solid-State Semiconducting Circuits Act as Electronic Biosensors

While Check4 is still in development and is not yet approved by the U.S. Food and Drug Administration. We will require significant additional resources to obtain approval -- the platform has the promise of offering several sustainable competitive advantages over conventional nucleic acid amplification tests (NAATs), which currently serve as the primary method of molecular testing. The sustainable competitive advantages include:

1. Rapid Detection: Check4 provides rapid results through a secure Cloud-based app., enabling real-time identification of pathogens within minutes (~ 5 minutes), thus facilitating prompt decision-making in clinical and public health settings.

2. High Sensitivity: The unique electrical properties of graphene enable the detection of minute quantities of nucleic acids (~ 300 copies/mL), ensuring sensitivity comparable to, and even in some cases exceeding, traditional laboratory techniques.

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3. Multiple Sample Types: The ability to detect nucleic acids in various biological fluids (saliva, whole blood, blood plasma, and blood serum) makes the platform highly versatile. It offers the possibility of detecting a broad range of pathogens, genetic markers and biomarkers from different sample types, enhancing the platform’s applicability across various clinical and point-of-care settings. Check4’s potential capability to operate with whole blood diluted at low levels enables operability using approximately a single drop of blood.

4. Portability and Accessibility: Designed for versatility and ease of use, Check4 is adaptable to various environments, including point-of-care settings, home use, field applications, and resource-limited settings.

5. Multiplexed Detection: Check4 is configured for multiplexed detection, allowing simultaneous screening for multiple pathogens in a single assay, thereby enhancing efficiency and throughput.

6. Cost-Effectiveness: By streamlining the detection process and minimizing the need for complex instrumentation and liquid reagents, Check4 offers a cost-effective solution for molecular diagnostics. By leveraging the manufacturing base for printed electronics and semiconductors, Check4 offers significant cost reduction advantages at scale.

IdentifySensors Biologics intends to advance digital healthcare and biosafety in the fight against infectious disease, cancer, genetic disorders, cardiovascular disease and neurological disorders through innovations in nanotechnology and biotechnology. Our development pipeline of multiplex molecular tests intends to cover both viral and bacterial targets including Filovirus targets Ebola and Marburg, respiratory targets such as SARS-CoV-2, Influenza A, Influenza B and Respiratory Syncytial Virus (RSV) A & B; Hepatitis C Virus (HCV); Streptococcus; STIs such as Chlamydia trachomatis/Neisseria gonorrhoeae (CT/NG) and Mosquito-borne viruses such as Zika, Dengue, West Nile, Yellow Fever, Chikungunya and Equine Encephalitis Virus among other viral and bacterial pathogens. Future tests could include HIV/AIDS, Tuberculosis, and HAIs.

Market Opportunity

The company views the total available market (TAM) for global molecular infectious in vitro diagnostic (IVD) products at $22 billion in 2024, according to Kalorama Market Research data shown in Figure 4. Kalorama Market Research is a market research firm that specializes in providing insights and data on the healthcare and life sciences industries. In addition to quantifying the total available market (TAM), Kalorama Market Research reports trends in medical device markets. One trend is that molecular testing growth is expected to outpace other methods of testing simply because molecular techniques offer a higher degree of accuracy compared to other methods. Kalorama Market researchers also noted that the growth of molecular testing could be constrained by its cost and complexity, despite a push to decentralize testing to hospital labs and near-patient points. When molecular testing is closer to the patient, rapid diagnosis and treatment is possible, which is known to improve health outcomes.

Figure 4 presents annual market demand, in millions of U.S. dollars, for molecular infectious disease IVD products. In 2024, the total available market (TAM) is estimated to be $22 billion. The serviceable available market (SAM) for Point-of-Care (POC) testing is estimated at approximately $17 billion, which represents the portion of TAM that the company can realistically target and serve given its focus on the POC market. Figure 5 presents global point-of-care infectious disease revenue and market share by disease type.

Figure 4: Global Molecular Infectious Disease IVD Product Demand, 2024-2031 (Million Dollars)

Item/Year	2018	2019	2020	2021	2022	2023	2024	2025	2026	CAGR
STIs	1,252	1,362	1,483	1,589	1,704	1,834	1,975	2,128	2,283	7.8%
HAIs	1,090	1,165	1,245	1,330	1,418	1,508	1,602	1,699	1,800	6.5%
Hepatitis	1,343	1,453	1,559	1,665	1,780	1,901	2,025	2,155	2,290	6.9%
HIV/AIDS	1,217	1,264	1,311	1,356	1,402	1,447	1,494	1,541	1,588	3.4%
Influenza	732	793	859	924	993	1,068	1,144	1,218	1,295	7.4%
Tuberculosis	940	1,003	1,067	1,134	1,203	1,274	1,347	1,422	1,499	6.0%
COVID-19	--	--	6,240	15,275	14,820	13,410	11,490	9,400	7,320	--
Other	596	641	690	743	802	861	923	991	1,059	7.5%
Total World	7,170	7,681	14,454	24,016	24,122	23,303	22,000	20,554	19,134	12.7%

Source: Kalorama Information, “Infectious Disease Diagnostic Testing: World Market Analysis”, November 2023, pg. 97

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While market professionals have long anticipated a shift in molecular testing from centralized laboratories to consumers, the transition has yet to materialize. One reason cited by Kalorama market research is that consumers are not well informed on the meaning of the tests and the actions to take when a test returns positive. Another reason is that existing molecular tests use amplification and temperature-sensitive reagents, which present significant challenges for delivering inexpensive tests with a prolonged shelf-life that are reliable. As a result, Kalorama market research anticipates that the most developed market for rapid molecular infectious disease tests is in professional settings, including tests used in hospitals and performed by professionals in physician offices.

Figure 5: Global POC Infectious Disease Revenues and Market Share by Disease Type (Million Dollars)

Disease	2022 Revenues (Millions of Dollars)	Percent of Infectious Disease Market
COVID-19	12,365	74.6%
Influenza	1,666	10.0%
Other Respiratory	689	4.2%
STD	288	1.7%
HIV	251	1.5%
Hepatitis	211	1.3%
C. difficile	193	1.2%
Malaria	175	1.1%
E. coli	102	0.6%
H. pylori	88	0.5%
Home Test/OTC	38	0.2%
Others	512	3.1%
Total World	$16,578	100%

Source: Kalorama Information, “The Worldwide Market for Point-of-Care (POC) Diagnostic Tests, 10th Edition”, November 2023, pg. 161

Intended Target Markets

Point-of-Care (POC) is one of the more consistently growing segments of IVD diagnostics. The COVID-19 pandemic created explosive demand for rapid testing at the point-of-care, paving the way for regulatory bodies to authorize new products. However, most of the new products authorized traded speed for accuracy and were often supplementary rather than replacing lab-based tests entirely. Definitive diagnosis, a medical requirement for treatment, still requires confirmation with an accurate centralized lab test, which is always the “gold standard” PCR. Although POC testing has gained significant traction considering stronger demand, more accommodating regulations and a willingness to adopt new products, the need for rapid tests with a high degree of accuracy remains unmet.

One reason the POC market need has yet to be met is that new breakthrough technologies have not been commercialized. Essentially all newly authorized molecular products use amplification in some shape or form and newly authorized antigen products used existing lateral flow technology. Amplification and lateral flow, however, are both legacy technologies that present challenges for wide-spread use at the point-of-care. Lateral flow antigen struggles with accuracy and molecular amplification is costly and complex. The Center for Disease Control (CDC), Federal Drug Administrations (FDA) and various studies and systematic reviews show that while antigen tests serve a valuable purpose for rapid detection of symptomatic patients, they can miss infections that more sensitive PCR could detect. This is particularly the case with low viral load and asymptomatic cases. As a result, the CDC and the World Health Organization (WHO) recommend confirmatory testing when negative test results are received, but symptoms exist or exposure to an infected individual in known.

Commercializing amplification-based molecular tests presents a different set of challenges. The amplification process is complex and requires precise temperature cycling, which is challenging to integrate into a portable device, while ensuring accurate control. While alternatives such as Isothermal Amplification exist, these methods still face challenges with non-specific amplification, leading to a higher likelihood of false positives. Sample preparation is also a challenge for amplification-based technologies. Biological samples contain substances that can inhibit the amplification reaction. Extraction and preparation of nucleic acids also remains a major barrier. In addition, amplification-based technologies rely on temperature-sensitive enzymes and reagents that have a limited shelf-life, adding costs and complexity related to storage and manufacturing.

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Check4 effectively addresses the shortcomings of amplification-based molecular technologies by eliminating the need for complex thermal cycling, enabling real-time, direct digital detection without lengthy sample preparation. The electronic method of direct detection leverages the high conductivity and surface area of graphene to achieve sensitive and accurate detection, even at low target concentrations, thus providing a faster, simpler, and more portable diagnostic solution suitable for point-of-care use, while maintaining the reliability required for clinical applications.

Intellectual Property

We have licensed intellectual property that intends to help create a competitive advantage in detecting clinical pathogens. The intellectual property portfolio that we license consists of at least 19 issued utility patents and several patents pending. IdentifySensors Biologics has the right to use these 19 granted patents and several patents pending as well as future patents through perpetual licenses with our parent companies, IdentifySensors, LLC and IdentifySensors Fresh Food Enterprises, LLC. IdentifySensors LLC owns a majority interest in IdentifySensors Fresh Food Enterprises LLC. IdentifySensors Fresh Food Enterprises LLC owns a majority interest in the Company.

Figure 6: Patent Portfolio Licensed to IdentifySensors Biologics from Parent Company

Description of License Agreement

IdentifySensors Fresh Food Enterprises, LLC (ISFFE) has granted the Company an exclusive license to use the intellectual property, including patents, patents pending, technology, enhancements, tradenames, trademarks, trade secrets and processes. The Company can make, use, and sell any products derived from the intellectual property in the clinical diagnostic industry only. ISFFE does not own all such intellectual property but has rights to grant the license pursuant to a separate license agreement from Identify Sensors, LLC, which in turn licenses the intellectual property from Dr. Gregory Hummer.

Licensed IP. The intellectual property licensed to the Company includes at least 19 patents and several patents pending, as described in Figure 6. The Company also has the right to use the tradename “IdentifySensors.” The Company believes that such intellectual property is sufficient to develop and commercialize the products and services intended to be offered by the Company.

No Fees or Royalties. The Company does not pay ISFFE any royalties or other fees for the use of the licensed intellectual property. ISFFE could receive dividends, if any, from the Company with respect to its Common Stock in proportion to its ownership percentage. To date, ISFFE has not received any dividends from the Company.

Term. The License Agreement is perpetual but is subject to early termination by ISFFE only if we attempt to assign the rights to the License Agreement to a third party without ISFFE’s consent.

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Scope of License. The license is worldwide and permits the Company to make, use and sell its products anywhere in the world. We can only use the licensed intellectual property in the clinical diagnostic industry. IdentifySensors, LLC and ISFFE has or may in the future grant the right to use the intellectual property in other industries or for other applications and we will have no rights or interest in such other industries or applications.

Ownership of Enhancements, Improvements and Modifications. The License Agreement provides that all enhancements, improvements, modifications, or other changes to the intellectual property will be the exclusive property of ISFFE, even if developed by the Company, but ISFFE will license such enhancements or developments back to us pursuant to the License Agreement.

Indemnification. We have agreed to indemnify and defend ISFFE against any suits, claims or damages arising from its actions, from any product liability related to our products and from our breach of the License Agreement. ISFFE has agreed to indemnify and defend us against claims of infringement by third parties.

Patent Description

The patents licensed to the Company from IdentifySensors, LLC have broad claims to devices, systems, and methods for detecting pathogens, chemicals and analytes. These patents are licensed to IdentifySensors, LLC or owned by IdentifySensors, LLC and IdentifySensors, LLC has granted to us the exclusive right to make, use and practice within the clinical diagnostics business vertical as described in this report. Ownership and right to enforce of all patents shown and future patents derived within the business vertical reside with IdentifySensors, LLC.

Product Production & Marketing

Testing and Evaluating Platform Devices Seeking FDA Approval

The FDA has specified templates for commercial manufacturers seeking Emergency Use Authorization (EUA), 510(k), and DeNovo pathways. ISB intend to closely follow provided templates and guidance, particularly those templates and guidance that relate to molecular diagnostic tests in crafting development and regulatory test plans. ISB now has pre-submissions into the FDA.

The regulatory test and development plan could consist of steps aimed at generating the appropriate analytical data and information required by the FDA for pre-EUA and EUA submission for Ebola and Marburg viruses. FDA recommends that the following validation studies be conducted for all infectious diseases molecular diagnostic assay: (i) Limit of Detection, (ii) Inclusivity, (iii) Cross-reactivity, and (iv) Clinical Evaluation.

Product Manufacturing Standards

ISB intends to pursue current good manufacturing practice (CGMP), a system for ensuring that products are consistently produced and controlled according to quality standards. The process could be designed to minimize the risks involved in any production process that cannot be eliminated through testing the final product.

CGMP requirements for medical devices in part 820 (21 CFR part 820) were first authorized by section 520(f) of the Federal Food, Drug, and Cosmetic Act (the Code). The Code was amended in 1990, when FDA undertook the revision of the CGMP regulation to add the design controls authorized by the Safe Medical Devices Act. The amended Code provides consistency, to the extent possible, with the requirements for quality systems contained in applicable international standards, primarily, the International Organization for Standards (ISO) 9001:1994 “Quality Systems--Model for Quality Assurance in Design, Development, Production, Installation, and Servicing,” and the ISO committee draft revision of ISO/CD 13485 “Quality Systems--Medical Devices--Supplementary Requirements to ISO 9001.”

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We also intend to follow guidance on product manufacturing for molecular diagnostic devices provided by FDA. Under FDA guidance, we intend to meet product manufacturing requirements, including providing information on the following: manufacturing capabilities, production capacity, production timeframe, components included with test, software validation, testing capabilities and sample stability.

In addition to our intention of complying with CGMP practices and FDA standards, we intend to work with manufacturing partners that are ISO-certified (ISO 9001, ISO 13485 and EN ISO 13485) and compliant to FDA 21 CFR820.

Scaling Diagnostic Platform Production

The diagnostic platform is intended to be based on semiconductors that have the potential to be produced in volume using a qualified silk screen printing process. Given that silk screen printing is widely used in manufacturing semiconductors, the method of manufacturing could provide many options for sourcing components and negotiating assembly contracts. East West Manufacturing is our current contract manufacturer, and we believe it has the capability to meet our volume production needs.

Existing ISO-9001 qualified component distribution channels intend to support initial product ramp-up to minimize the risk of counterfeit components. The durable components of the platforms intend to be designed using mainstream electronics manufacturing processes allowing us to have a variety of vendors concurrently manufacturing to minimize the risk of single-point failure. All products intend to be designed for automated or semi-automated test and assembly to decrease costs and increase uniformity.

Go-to-Market with Distributors

The go-to-market strategy entails leveraging distribution partnerships to accelerate market penetration and optimize operational efficiency. Check4 is uniquely positioned for successful execution of such a strategy because it intends to be the first biosensor diagnostic platform to market, offering superior sensitivity and selectivity at a much lower price point compared to competing reagent-based PCR products. Figure 7 presents reasons why distributors will accelerate market penetration and optimize operational efficiency.

Figure 7: Check4 Uniquely Positioned for Go-to-Market with Distributors

Distributors prioritize selling quality products that make them the most money. With an extremely low Cost of Goods Sold (COGS) (see Figure 8), Check4 intends to be competitively priced, offering significant margin opportunity for distributors.

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Figure 8: Check4’s Low Cost of Goods Sold (COGS) Provides a Distinct Competitive Advantage

Product Pricing & Positioning

One of the primary intended goals of commercializing Check4 is to significantly lower testing costs and to drastically reduce test result turnaround time from days to minutes. The estimated price per multiplex test for our rapid molecular diagnostic platform is expected to be approximately $52.00 plus a one-time purchase of $99.00 for a durable, many-use cartridge reader. The durable, many-use cartridge reader is Bluetooth enabled, communicating with other Bluetooth devices for transmitting test data to an app. for real-time test processing. Disposable components consist of a sample collection assembly and a single-use disposable multiplex test cartridge. The test cartridge contains a printed heater for lysing the test sample, a biosensor array for detecting multiple target nucleic acids and a memory chip for storing data.

Government Regulation

The Food and Drug Administration (FDA) is responsible for protecting the public health by ensuring safety, efficacy and security of human and veterinary drugs, biological products and medical devices. The agency also ensures the safety of the U.S. food supply, cosmetics and products that emit radiation. We are subject to their regulations.

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Legal Proceedings

On May 3, 2024, Ghazi Kashmolah (“Mr. Kashmolah”), the Company’s former Chief Quality Officer, sent a demand letter to the Company which alleged various claims arising out of Mr. Kashmolah’s employment with the Company. Chief among the claims asserted by Mr. Kashmolah is the allegation that the Company purportedly terminated Mr. Kashmolah in violation of California’s whistleblower statute, Labor Section 1102.5. The demand letter offered to settle Mr. Kashmolah’s claims for the sum of $1,875,400.

Although we believe Mr. Kashmolah’s claims to be meritless, in an effort to avoid the cost and uncertainty of litigation, we agreed to attend a mediation with Mr. Kashmolah. When the mediation proved to be unsuccessful, we filed a declaratory relief action against Mr. Kashmolah in the Northern District of Ohio which seeks to adjudicate Mr. Kashmolah’s threatened claims in the proper jurisdiction. After, the Ohio complaint was filed Mr. Kashmolah (1) filed a complaint in California and (2) filed a motion to stay the Ohio action.  With respect to the complaint filed in California, we have filed a motion to quash the summons which the Court has yet to rule on.  With respect to the motion to say, the Ohio attorneys have filed an opposition, which is also awaiting a decision.

Employees

We currently employ 5 full time employees and no part time employees.

Description of Property

The Company entered into a 24-month lease in Shaker Heights, Ohio, effective April 1, 2022, and renewed in April of 2024 for 12 months, with monthly rental payments of $1,600. The Company entered into a twelve-month lease effective June 1, 2022, for office space in Austin, Texas with monthly rental payments of $2,050. The Austin lease was terminated as the staff now work from home. The Company’s lab currently operates in Gainesville, Florida at the University of Florida Innovation Center. The space is about 2400 sq feet of professional lab space for a total of about $7,600 a month. The Company is renting the space in Gainesville pursuant to a 24-month lease, the term of the lease was extended on March 6, 2025 to February 28, 2026. The Company believes that such office space is likely to be sufficient for the foreseeable future.

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Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion relates to the historical operations and financial statements of IdentifySensors Biologics Corp for the fiscal year ended June 30, 2024, and the fiscal year ended June 30, 2023.

Forward-Looking Statements

The following Management’s Discussion and Analysis should be read in conjunction with our financial statements and the related notes thereto included elsewhere in this annual report. The Management’s Discussion and Analysis contains forward-looking statements that involve risks and uncertainties, such as statements of our plans, objectives, expectations, and intentions. Any statements that are not statements of historical fact are forward-looking statements. When used, the words “believe,” “plan,” “intend,” “anticipate,” “target,” “estimate,” “expect,” and the like, and/or future-tense or conditional constructions (“will,” “may,” “could,” “should,” etc.), or similar expressions, identify certain of these forward-looking statements. These forward-looking statements are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements in this annual report. Our actual results and the timing of events could differ materially from those anticipated in these forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, without limitation, those specifically addressed under the heading “Risks Factors” in our various filings with the Securities and Exchange Commission. We do not undertake any obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this annual report.

Company Overview

IdentifySensors Biologics Corp., is a Delaware corporation, founded on June 11, 2020. Since inception, the Company has been in the business of developing tests for viral and bacterial pathogens. We are developing a graphene-based biosensor gene-detection platform. We believe our testing platform based on molecular detection with innovative solid-state electronic biosensors can rapidly and simultaneously detect multiple test targets using a single test sample. We are now producing our pilot production and seeking to validate low-volume manufacturing. However, before any commercial sales occur in the U.S., we must complete extensive testing and obtain approval from the U.S. Food and Drug Administration. Such efforts will require significant additional capital.

We are focusing our efforts on the manufacturing of cartridges, and have so far been able to produce 7,700 test readers working with East West Manufacturing, our contract manufacturer (CM). We have a further 13,000 cartridges currently under production. We have also purchased additional equipment to allows us to manufacture our own graphene ink and supplies to print sensors. Some of this equipment has been added to our production line with the CM.

As of the date of this annual report, we have submitted pre submissions to the FDA for testing Ebola virus, and have received feedback from the FDA prior to presenting our final submission. The FDA has requested that we test using live Ebola virus or inactivated live virus, instead of our contrived Ebola gene segments. This will force us to submit testing to an advanced BSL4 lab, adding to our costs and timeline.

As of March 25, 2025, the Company has not yet commenced commercial sales or generated any revenue. The Company’s activities since inception have consisted of formation activities, establishing agreements, and raising capital, principally through the sales of common stock, a Preferred Series A and loans from affiliates. The Company’s expenses have been primarily manufacturing, research and development costs, administrative expenses, and professional fees. The Company will incur significant additional research & development, and significant manufacturing expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to develop the Company’s planned operations or failing to profitably operate the business.

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Financial Condition and Results of Operations

We have incurred recurring losses to date. Our financial statements have been prepared assuming that we will continue as a going concern and, accordingly, do not include adjustments relating to the recoverability and realization of assets and classification of liabilities that might be necessary should we be unable to continue in operation.

We expect we will require additional capital to meet our long-term operating requirements. We expect to raise additional capital through, among other things, the sale of equity or debt securities. We have invested in manufacturing machinery that will facilitate our CMs in producing our product.

Results of Operations

Fiscal Year Ended June 30, 2024 compared to fiscal year ended June 30, 2023

We incurred a net loss for the fiscal year ended June 30, 2024, of $11,414,979 and a net loss for the fiscal year ended June 30, 2023, of $4,384,431.

No revenue was earned or recognized during the fiscal years ended June 30, 2024 or June 30, 2023. During our fiscal year ended June 30, 2024, we raised $5,529,430 from the sale of common stock, preferred stock, and warrants and during the fiscal year ended June 30, 2023 we raised $4,379,637 from the sale of common stock and warrants.

Total operating expenses in the year ended June 30, 2024, were $12,803,526 as compared to $4,374,677 for year ended June 30, 2023. Operating expenses include $4,441,575 in research and development expenses, $1,176,821 in manufacturing expenses, $687,443 in marketing expenses, $6,230,689 in office and administrative expenses, and $266,998 in professional fees. The increase in operating expenses in 2024, from 2023, is detailed below.

Research and Development. Research and development costs were $4,441,575 for the year ended June 30, 2024, as compared to $2,225,512 for the year ended June 30, 2023. The research and development expenses consist of payroll costs of $1,681,354, computer costs of $92,578, lab supply costs of $380,475, consulting costs of $515,712, engineering costs of $39,955, postage and delivery cost of $98,678, clinical trials cost of $68,876, product development costs of $1,265,972, software development costs of $13,500, and depreciation costs of $300,883 for the year end June 30, 2024. The research and development expenses consist of $170,889 to Purdue University, subcontractor costs of $452,718, payroll costs of $872,446, computer costs of $28,065, rental costs of $25,539, consulting costs of $230,134, miscellaneous costs of $57,555 and lab supply costs of $388,166 for the year end June 30, 2023. The increase in research and development expenses is due to increased testing and lab costs related to testing and analysis to meet the validation requirements which are necessary in order to obtain approvals needed to sell products to customers.

Office and Administrative Expenses. Office and administrative expenses for the year ended June 30, 2024, were $1,093,241 and consist of consulting, management services, amortization, sales consulting, stock awards, and operations of the Company. Office and administrative expenses for the year ended June 30, 2023, were $996,182 and consist of management services, stock awards and operations of the Company. The increase is attributable to increased general expenses as FDA processes and regulatory processes are ongoing.

Professional Expenses. Legal and professional expenses for the year ended June 30, 2024, were $266,998 and consist of accounting and audit fees, legal expenses associated with business activities as well as patents and Securities and Exchange Commission requirements, consulting expenses of members of management, and expenses related to public offerings and operations of the Company. Legal and professional expenses for the year ended June 30, 2023, were $269,155 and consist of accounting and audit fees, legal expenses associated with contracts, expenses related to public offerings and operations of the Company. The decrease in professional fees is due to the cost of the services rendered decreasing.

Manufacturing Expenses. The Company incurred manufacturing expenses during the year ended June 30, 2024, of $1,176,821. These expenses consisted of the costs incurred in order to manufacture prototypes. Manufacturing expenses incurred for the year end June 30, 2023 were $218,930. The increase is due to manufacturing efforts to generate a prototype.

14

Marketing Expenses. Marketing expenses for the year ended June 30, 2024 were $687,443. These costs consisted of advertising, marketing, and consulting related to marketing. Marketing expenses for the year ended June 30, 2023 were $578,959, and consisted of advertising, marketing, and consulting related to marketing.

Other Income (Expense). Other income (expense) was $1,388,548 for the year ended June 30, 2024, which consisted primarily of forgiveness of accrued consulting fees of $1,407,000, and $18,476 for interest expense on a related party loan. Other income (expense) was $(9,754) for the year ended June 30, 2023, which consisted primarily of $9,798 for interest expense on a related party loan.

Liquidity and Capital Resources

Our cash balance at June 30, 2024 was $172,482 compared to $1,470,562 at June 30, 2023. We do not believe these cash reserves are sufficient to cover our expenses for our operations for fiscal year ending June 30, 2025. We will require additional funding for our ongoing operations.

At our current level of operations, we expend approximately $110,000 per month, meaning that we would require $770,000 in available cash to fund operations through June 30, 2025. However, our business plans anticipated that we would commence prototype testing and apply for approval of the FDA in this coming fiscal year. Such activities would require substantial additional capital, estimated to be approximately $3,000,000. We do not have any commitments to invest or loan such amount of capital. If we do not raise the capital required to implement our business plan, we may need to curtail necessary research and development activities, delay completion and testing of prototypes and defer the application for FDA approval. Such delays would have a materially adverse effect on our operations and our prospects for success as many of our competitors have substantial capital resources, research and development expertise, greater marketing abilities and international name recognition.

We may be required to offer rescission to certain investors in our Regulation A Offering. The Company was obligated to file its annual report for the year ended June 30, 2021, within 120 days after the end of the year. The Company did not file such report on a timely basis. As a result, the exemption from registration under Regulation A may not have been available for the sale of certain shares of common stock. The Company offered rescission to investors who purchased shares during the period such filings were late and to return the amount invested per SEC guidelines. The Company estimates that an aggregate of approximately $234,000 was invested during the period from 6-30-21 to 3-3-22 during which such reports were late. None of the investors elected rescission and no amount has been accrued on the June 30, 2024 financial statements. The Company was again late to file its annual report for the year ended June 30, 2024, as a result, the exemption from registration may not have been available for the sale of certain shares of common stock under Regulation A. The Company is currently only offering shares under Regulation CF and Regulation D and not offering shares pursuant to the Regulation A offering. The Company estimates that $3,766,582 was invested during the period starting on June 30, 2024 and ending on March 19, 2025 through either Regulation D or Regulation CF.

We plan to continue to fund our operations and capital funding needs through equity financing and the exercise of warrants issued in private placements. There is no assurance that we will be able to raise money through this offering or through the exercises of warrants. There are no assurances that we will be able to obtain further funds required for our continued operations. Even if additional financing is available, it may not be available on terms we find favorable. Failure to secure the needed additional financing will have an adverse effect on our ability to remain in business.

Plan of Operation and Funding

We expect to continue research and development at our facility in Gainesville, Florida. We will also continue our relationship with our CM, and to establish relationships with distributors, and large prospective customers. Existing working capital, further advances, together with anticipated capital raises and anticipated cash flow are not expected to be adequate to fund our operations over the next twelve months. Our CEO and other consultants and employees have agreed to defer payment of certain salaries or fees until we have adequate capital resources to implement our business plan. We have no lines of credit or other bank financing arrangements. We have financed operations to date through proceeds from the sale of our common stock, warrant exercises and convertible loans. The onset of manufacturing and required FDA clinical testing, will see a need for increased capital raise. To obtain additional capital we have focused our efforts in selling our securities to high-net-worth individuals, which has resulted in raising approximately $180,000 per month. We are now shifting our focus to family offices and venture capital firms and have received indications of their interest in investing into our Company. We are currently working towards closing our Series A Convertible Preferred Stock financing, with which we intend to raise approximately $15,000,000.

15

Management anticipates additional increases in operating expenses relating to: (i) developmental expenses; and (ii) manufacturing expenses. Manufacturing cost will be a larger percentage of spending as we build about 37,000 finished cartridges. We intend to finance these expenses through the sale of additional securities and through the exercise of outstanding warrants.

Additional issuances of equity or convertible debt securities will result in dilution to our current shareholders. Further, such securities might have rights, preferences, or privileges senior to our common stock. Additional financing may not be available upon acceptable terms, or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to take advantage of prospective new business endeavors or opportunities, which could significantly and materially restrict our business operations.

Material Commitments

As of the date of this annual report, we do not have any material commitments except the leases described in Note 5 to the Financial Statements.

Transactions with Related Parties

During the fiscal year ended June 30, 2024, the Company entered several transactions with related parties. For a description of such transactions, see Note 6 to the Financial Statements. Such transactions were undertaken to secure capital for the Company or to retain the employment or professional services of the related party. The transaction prices were not determined based on arm’s-length negotiations, although the Company believes that the prices were on terms no less favorable to the Company than those available from unrelated third parties. No fairness or other valuation opinions were obtained from third party valuation firms.

Purchase of Significant Equipment

We do not have any commitments to purchase significant equipment during the next twelve months but have purchased significant equipment in the last twelve months. This equipment has been provided to our CM.

Off-Balance Sheet Arrangements

As of the date of this annual report, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Going Concern

As reflected in the accompanying financial statements, the Company had an accumulated deficit of $20,829,512 at June 30, 2024 and net loss from operations of $11,414,979.

The Company does not yet have a history of financial stability. Historically, the principal source of liquidity has been the issuance of equity securities and related party advances. In addition, the Company is in the development stage and has not generated any revenues since inception. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The ability of the Company to continue operations is dependent on the success of management’s plans and raising of capital through the issuance of equity securities, until such time that funds provided by operations are sufficient to fund working capital requirements.

The Company will require additional funding to finance the growth of its current and expected future operations as well as to achieve its strategic objectives. The Company believes its current available cash is insufficient to meet its cash needs for the near future. There can be no assurance that financing will be available in amounts or terms acceptable to the Company, if at all.

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. These financial statements do not include any adjustments relating to the recovery of the recorded assets or the classification of the liabilities that might be necessary should the Company be unable to continue as a going concern.

16

Critical Accounting Policies and Estimates

For a discussion of our accounting policies and related items, please see the Notes to the Financial Statements.

Quantitative and Qualitative Disclosure About Market Risk.

Not applicable.

Item 3. Directors and Officers

The current directors and officers as of the Company are as follows:

Name	Position	Age

Executive Officers

Dr. Gregory Hummer	Chief Executive Officer	71
Bruce Raben	President and Secretary	70
Ann M. Hawkins	Chief Financial Officer and Treasurer	70
Jeff Spagnola	Chief Marketing Officer and Sales Director	63

Directors

Dr. Gregory Hummer	Director	71
Bruce Raben	Director	70

Devotion of Time by Executive Officers

Except for Dr. Gregory Hummer, all of the executive officers are part time contractors to the Company. The following table sets forth their monthly commitment based upon the number of hours currently worked.

Name	Commencement Date	Estimated Hourly Commitment (per week)
Dr. Gregory Hummer	October 1, 2020	40 hours
Bruce Raben	October 1, 2020	Up to 20 hours
Ann M. Hawkins	October 23, 2020	Up to 20 hours
Jeff Spagnola	October 13, 2020	Up to 20 hours

Business Experience of Executive Officers

Dr. Gregory Hummer, Chief Executive Officer and Director. Dr. Hummer was the Co-Founder of IdentifySensors, LLC In 2015. Dr. Hummer developed patented nanotechnology, including cost-effective printed circuit sensors that communicate wirelessly with remote data terminals and nearby smartphones. This technology has broad application including security and environmental monitoring of explosives, harmful gases and chemicals that have the potential to disrupt business operations. Dr. Hummer was the Founder and CEO of Simplicity Health Plans (www.simplicityhealthplans.com) in 2008. Dr. Hummer also founded the self-funded group health StayFit (www.thestayfitplan.com) which is a Software-as-a-Service (SaaS) provider of Consumer Driven Health Plans (CDHP), Health Savings Accounts (HSA), Corporate Wellness Programs and Medical Bill Claims Processing. The StayFit technology is backed by patented Point-of-Service Adjudication and Payment System. Dr. Hummer is the co-owner of Blue Pearl Yachts (www.bluepearlyachts.com). Dr. Hummer designed and developed “Blue Pearl”, a 114-foot Clipper Ketch Sailing Yacht. Dr. Hummer worked at St. Luke’s Hospital, as Treasurer of Medical Staff and Trauma Surgeon for 16 years.

17

Dr. Hummer attended The Ohio State University, Columbus, OH — Medical Doctor, 1978 (3 years) Residency: General Surgery, Cleveland Clinic Hospital University of Notre Dame, South Bend, IN — Pre-professional Biochemistry and Computer Engineering, 1975. He is the author of over 20 published articles on High Deductible Health Plans and Health Savings Accounts, Point-of-Service Payment Technology, Self-Funded Health Plans and Corporate Wellness.

Bruce Raben, President and Director. Mr. Raben has been an investment, merchant banker and private investor for over 30 years and was a founding partner of Hudson Capital Advisors, LLC. Starting in 1979 at Drexel Burnham Lambert, he worked on many leveraged buyouts and recapitalizations including Mattel Toys, SFN Co.’s, Magma Copper, Warnaco, Mellon Bank and Grant Street Bank, and John Fairfax. Mr. Raben then went on to co-found the Corporate Finance Department at Jefferies & Co. in 1990. At Jefferies, he led the creation of the Energy group and the Gaming group and helped engineer the recapitalization of TransTexas Gas.

Mr. Raben opened the west coast office for CIBC’s high yield finance and merchant banking activities in 1996. Shortly thereafter, he was the principal architect of CIBC’s financing and co-founding of what became Global Crossing where he sat on the board. At its peak, CIBC’s $30 million investment was worth in excess of $5.0 billion. Mr. Raben has sat on numerous public and private boards of investee and client companies. These include, Foodmaker, Rival Manufacturing, Magnetek, Warnaco, Terex, Global Crossing, Equity Marketing and Fresh Direct. Mr. Raben received his B.A. from Vassar College in 1975 and his MBA from Columbia University in 1979.

Ann M. Hawkins, Chief Financial Officer and Treasurer. Ms. Hawkins is a member of Edward C. Hawkins & Co., Ltd., a CPA firm and a member of Hawkins & Company, LLC., a law firm, both of which are based in Cleveland, Ohio. She received her law degree from Marquette University and received her B.B.A with Honors from the University of Notre Dame. Ms. Hawkins is a member of the American Bar Association, Ohio Bar Association, Florida Bar Association, Wisconsin Bar Association and Ohio Society of Certified Public Accountants. She is also admitted to United States Supreme Court, Supreme Court of the States of Ohio, Wisconsin, and Florida, Tax Court, and various federal courts.

Jeff Spagnola, Chief Marketing Officer. Mr. Spagnola spent 34 years in the communications industry working in a variety of sales and technical marketing roles. Early sales roles at NCR, Case Communications and Develcon Electronics prepared him for leadership roles at Cisco Systems, a global communications equipment provider. During 26 years at Cisco Systems, Mr. Spagnola’s leadership assisted Cisco in growing from a domestic business with revenue of $79.0 million (1991) to a global business with nearly $50.0 billion of revenue and over 75,000 employees. At Cisco Systems, Mr. Spagnola had many leadership roles including global sales management, global marketing, Service Provider business development, acquisition targeting and integration, government relations and partner management. Mr. Spagnola was a frequent speaker at both industry conferences and standards forums and was a spokesperson for Cisco’s service provider business to Investors, Industry Analysts and Press. He has also held board positions at the Center for Telecommunication Management (https://www.marshall.usc.edu/ctm-team) at the University of Southern California’s Marshall School of Business and also represented Cisco on the board of SuperComm, the largest United States tradeshow for the Service Providers. Mr. Spagnola is a graduate of the University of Dayton with a Bachelor of Science degree in Data Processing (1983). Born and raised in Cleveland Ohio, he and his wife Whitney now live in Kenwood, CA and have two grown children.

Compensation of Directors and Executive Officers

The table below summarizes all compensation paid to our directors and officers for all services rendered in all capacities for the fiscal year ended on June 30, 2024.

Name	Position	Cash Compensation	Other Compensation	Total Compensation
Dr. Gregory Hummer	Chief Executive Officer	$53,000		$53,000
Bruce Raben	President	$20,000		$20,000
Ann M. Hawkins(1)	Chief Financial Officer	-		-
Jeff Spagnola	Chief Marketing Officer and Sales Director	-		-

_________________

(1)	No compensation was paid directly to Ms. Hawkins. The Company paid $53,542.15 for accounting fees to Edward C. Hawkins & Co., Ltd., which is managed by Ms. Hawkins.

18

Employment and Consulting Agreements

The Company has not entered into any employment agreements with any executive officer but has entered into Contractor Agreements with each of Dr. Greg Hummer, Bruce Raben, Ann M. Hawkins, and Jeff Spagnola and has agreed to pay each a quarterly fee. The contract for Dr. Hummer’s services is with Physicians Billing Management, Inc., a company which is wholly owned by Dr. Hummer. On December 31, 2023, each Dr. Greg Hummer, Bruce Raben, Ann M. Hawkins, and Jeff Spagnola agreed to forgive the amounts owed to them as of December 31, 2023. The total amount forgiven was $1,407,000. The total amounts which have been accrued have not all been paid.

Indemnification Agreements

Except for the general indemnification of the directors and officers of the Company provided by the Bylaws and the Certificate of Incorporation in accordance with Delaware General Corporation Law, the Company currently is not a party to any indemnification agreement with any director or officer of the Company. The Company may enter into agreements to indemnify any or all of the Board of Directors or officers of the Company at some time in the future. The Company believes that these agreements could be necessary to attract and retain qualified persons as executive personnel of the Company.

Equity Incentive or Stock Option Plan

The Board of Directors and a majority of the stockholders of the Company have adopted and approved the 2020 Stock Incentive Plan (the “Plan”), pursuant to which the Company may grant or award stock or options to purchase stock up to a maximum of 9,222,227 shares. The awards may be given to employees, consultants, directors or other persons who render services to the Company. Awards are granted at the current fair market value of the Common Stock at the date of award. Awards may be subject to vesting provisions and repurchase rights in favor of the Company. The Plan is administered by the Board of Directors, unless a Compensation Committee is formed at which time the committee will administer the Plan.

During the year ended June 30, 2024, no stock options or stock awards were granted to the Company’s officers or directors.

Item 4. Security Ownership of Management and Certain Securityholders

The following tables set forth the ownership of our voting securities based on an aggregate of Common Shares issued and outstanding as of June 30, 2024. The information includes beneficial ownership by (i) each director and officer, (ii) all of our directors and executive officers as a group, and (iii) each person or entity who, to our knowledge, owns more than 10% of our Shares. Unless otherwise indicated, the address of each beneficial owner is 20600 Chagrin Boulevard, Suite 450, Shaker Heights, Ohio 44122.

The information presented below regarding beneficial ownership of our voting securities has been presented in accordance with the rules of the Securities and Exchange Commission and is not necessarily indicative of ownership for any other purpose. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares the power to vote or direct the voting of the security or the power to dispose or direct the disposition of the security. A person is deemed to own beneficially any security as to which such person has the right to acquire sole or shared voting or investment power within 60 days through the conversion or exercise of any convertible security, warrant, option or other right. More than one person may be deemed to be a beneficial owner of the same securities.

Number and address of beneficial owner	Number of Shares	Nature of Beneficial Ownership	Percentage of class
Dr. Gregory Hummer(1)	42,277,778	Indirect	89.8(2)%
Bruce Raben	416,742	Direct	*

All directors and Officers as a group	42,694,520		94%

*Less than one percent.

(1)

Includes 42,277,778 shares of Common Stock owned by IdentifySensors Fresh Food Enterprises, LLC, of which Dr. Hummer is the sole Manager. Dr. Hummer therefore has the power to vote these shares but otherwise disclaims beneficial ownership.

(2)	Based on 47,079,716 shares of Common Stock and 3,116,060 shares of Series A Preferred Stock outstanding as of the date of this report.

19

Item 5. Interest of Management and Others in Certain Transactions

Except as set forth below, the Company has not entered into any transaction for the period ended June 30, 2024; and currently there are no proposed transactions, in which either the Company or any of its subsidiaries was or is to be a party, and where the amount involved exceeds $120,000, in which: (i) any of the Company’s directors or executive officers; (ii) any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to our outstanding Shares; or (iii) any member of the immediate family (including spouse, parents, children, siblings and in-laws) of any of the above persons, had or has a direct or indirect material interest.

Voting Control by CEO

IdentifySensors Fresh Food Enterprises, LLC owns more than 84% of the issued and outstanding voting shares of the Company. Dr. Hummer is the sole Manager of ISFFE and has the right to vote such shares. As a result, Dr. Hummer has sole voting control over the business and affairs of the Company.

No Ownership of the Intellectual Property

The Company has acquired rights to use the intellectual property invented by Dr. Hummer pursuant to a License Agreement with IdentifySensors Fresh Food Enterprises, LLC, which Dr. Hummer controls. See “Description of Business—License Agreement” In the event of any conflict with Dr. Hummer, the Company could lose access to and rights to use the intellectual property upon which the Company’s products will be developed.

No Arms’-Length Agreements

The agreements between the Company and Dr. Hummer or his affiliated entities have not been negotiated at arms’-length. While the Company believes that the terms and conditions of such agreements are fair to the Company, there can be no assurances that the Company could not obtain more favorable terms from a third party.

Management Not Required to Devote Full Time and Energy

None of Dr. Hummer, Ann Hawkins and Jeff Spagnola is obligated to devote their respective full time and energy to the Company business and each has other business activities that may require a substantial amount of time and attention. The Company will not, therefore, be entitled to the full time and energy of such personnel.

Item 6. Other Information

Not applicable.

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Item 7. Financial Statements

F-1

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders

IdentifySensors Biologics Corp.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of IdentifySensors Biologics Corp. (the “Company”) as of June 30, 2024 and 2023, and the related statements of operations, changes in stockholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the entity will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

F-2

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the Board and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of Stock-Based Compensation

As discussed in Note 7 to the financial statements, the Company has stock-based compensation that is based on fair value measurements. We identified the computation of stock-based compensation as a critical audit matter because of the subjectivity of the inputs and assumptions that management utilized in determining the fair value of the stock-based awards. The principal consideration for our determination that stock-based compensation estimates is a critical audit matter is that the model used to determine the grant date fair value includes a significant unobservable input of volatility, which is subject to estimation uncertainty and requires significant auditor subjectivity in evaluating that input and estimate. Volatility is based on a blend of the Company’s expected volatility and those of similar companies.

Our audit procedures related to stock-based compensation estimates include the following, among others:

•	We obtained and read the stock-based award agreements,
•	We evaluated the reasonableness of management’s significant valuation assumptions and
•	We recomputed the fair value of each grant using management’s inputs and compared to the fair value calculated by management.

/s/ Meaden & Moore, Ltd.

Meaden & Moore, Ltd.

Cleveland, Ohio

We have served as the Company's auditor since 2022.

March 24, 2025

F-3

IdentifySensors Biologics Corp.

Balance Sheets

	June 30,	June 30,
	2024	2023
ASSETS
Current assets:
Cash	$172,482	$1,470,562
Prepaid expenses	14,676	17,608
Total current assets	187,158	1,488,170

Property, plant and equipment	1,335,226	683,985
Operating lease right-of-use asset	67,099	146,285
Deposits	171,225	873,861
Total assets	$1,760,708	$3,192,301

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$478,935	$545,768
Accrued contractor expense – related party	220,000	1,158,021
Accrued legal and accounting – related party	51,571	43,198
Accrued payroll	65,880	36,843
Note payable related party	539,217	–
Subscription refunds payable	9,173	9,173
Operating lease liability	68,212	93,212
Total current liabilities	1,432,988	1,886,215

Long term liabilities:
Operating lease liability	–	53,991
Note payable related party	–	176,274
Total long term liabilities	–	230,265
Total liabilities	1,432,988	2,116,480

Stockholders' Equity
Preferred stock, $0.0001 par value; 50,000,000 shares authorized, 2,470,304 shares issued and outstanding as of June 30, 2024 and no shares outstanding at June 30, 2023	247	–
Common stock, $0.0001 par value: 350,000,000 shares authorized; 47,238,661 shares issued and outstanding as of June 30, 2024 and 47,978,301 shares issued and outstanding at June 30, 2023	4,769	4,878
Additional paid-in capital	21,152,216	10,485,476
Accumulated (deficit)	(20,829,512)	(9,414,533)
Total stockholders' equity	327,720	1,075,821
Total liabilities and stockholders' equity	$1,760,708	$3,192,301

The accompanying notes are an integral part of these financial statements.

F-4

IdentifySensors Biologics Corp.

Statements of Operations

	For the Year Ended	For the Year Ended
	June 30,	June 30,
	2024	2023

Revenue	$–	$–
Operating expenses:
Research and development expenses	4,441,575	2,225,512
Manufacturing	1,176,821	218,930
Marketing	687,443	578,959
Office and administrative expenses	1,093,241	996,182
Compensation stock expense	5,137,448	85,939
Professional fees	266,998	269,155
Total operating expenses	12,803,526	4,374,677

Loss from operations	(12,803,526)	(4,374,677)

Other Income (Expense)
Interest expense	(18,476)	(9,798)
Contractor expense forgiveness – related party	1,407,000	–
Interest income	24	44
Total Other Income (Expense)	1,388,548	(9,754)

Loss before provision for federal income taxes	(11,414,979)	(4,384,431)
Provision for federal income taxes	–	–
Net loss	$(11,414,979)	$(4,384,431)

Net loss per common share - basic and diluted	$(0.23)	$(0.09)

Weighted average common shares outstanding - basic and diluted	49,256,605	47,265,897

The accompanying notes are an integral part of these financial statements.

F-5

IdentifySensors Biologics Corp.

Statement of Changes in Stockholders' Equity

For the years ended June 30, 2024 and 2023

	Preferred Stock		Common Stock		Additional		Total
	Number of Shares	Amount	Number of Shares	Amount	Paid-In Capital	Accumulated (Deficit)	Stockholders’ Equity
Balance – July 1, 2023	–	$–	46,603,550	$4,724	$6,019,547	$(5,030,102)	$994,169

Common stock issued for cash	–	–	867,803	87	4,217,212	–	4,217,299
Stock based compensation	–	–	–	–	85,939	–	85,939
Warrants issued	–	–	–	16	162,322	–	162,338
Restricted stock based compensation	–	–	506,948	51	456	–	507
Net loss for the period	–	–	–	–	–	(4,384,431)	(4,384,431)

Balance - June 30, 2023	–	$–	47,978,301	$4,878	$10,485,476	$(9,414,533)	$1,075,821

Common stock issued for cash	–	–	1,324,296	13	2,862,725	–	2,862,738
Common stock converted to preferred	–	–	(2,063,936)	(206)	(6,181,693)	–	(6,181,693)
Preferred stock converted from common	2,063,936	206	–	–	6,181,693	–	6,181,693
Preferred stock issued for cash	406,368	41	–	–	1,828,634	–	1,828,675
Stock based compensation	–	–	–	–	5,137,448	–	5,137,448
Warrants issued	–	–	–	84	837,933	–	838,017
Net loss for the period	–	–	–	–	–	(11,414,979)	(11,414,979)

Balance - June 30, 2024	2,470,304	$247	47,238,661	$4,769	$21,152,216	$(20,829,512)	$327,720

The accompanying notes are an integral part of these financial statements.

F-6

IdentifySensors Biologics Corp.

Statements of Cash Flow

	For the Year Ended	For the Year Ended
	June 30,	June 30,
	2024	2023

Cash from operating activities:
Net loss	$(11,414,979)	$(4,384,431)
Adjustments to reconcile net loss to net cash used in operating activities:
Debt forgiveness income.	(1,407,000)	–
Stock based compensation	5,137,448	86,446
Depreciation	300,883	49,852
Reduction in lease asset	79,186	114,510
Changes in operating assets and liabilities:
Prepaid expenses	2,932	26,183
Change in lease liability	(78,991)	(113,712)
Deposits	702,636	(864,023)
Accounts payable, accrued liabilities and expenses	439,556	829,506
Accrued interest	17,943	9,000
Net cash used in operating activities	(6,220,386)	(4,246,669)

Cash flows from investing activities:
Purchase of equipment	(952,124)	(658,257)
Net cash used in investing activities	(952,124)	(658,257)

Cash flows from financing activities: Borrowings from related parties	470,000	–
Repayments to related parties	(125,000)	–
Issuance of stock and warrants for cash	5,529,430	4,379,637
Net cash provided by financing activities	5,874,430	4,379,637

Net change in cash	(1,298,080)	(525,289)
Cash - beginning of period	1,470,562	1,995,851
Cash - end of period	$172,482	$1,470,562

Supplemental Cash Flow Disclosures
Cash paid for interest	$–	$–
Cash paid for income taxes	$–	$–
Exercise of warrants for stock	$354,225	$3,052,500

The accompanying notes are an integral part of these financial statements.

F-7

Identifysensors biologics Corp

Notes to the Financial Statements

For the Years Ended June 30, 2024 and 2023

Note 1 Organization and Summary of Significant Accounting Policies

Nature of Operations

The Company, IdentifySensors Biologics Corp., is a Delaware corporation (“Company”) founded on June 11, 2020. Since inception, the Company has been in the business of developing tests for viral and bacterial pathogens. The Company is in the process of developing and manufacturing an advanced graphene-based biosensor gene-detection platform. The Company’s testing platform utilizes molecular detection with solid-state electronic biosensors that rapidly and simultaneously detect multiple test targets using a single test sample

As of June 30, 2024, the Company has not yet commenced planned principal operations nor generated revenue. The Company’s activities since inception have consisted of formation activities, establishing agreements, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure additional funding to operationalize the Company’s planned operations or failing to profitably operate the business.

Basis of Presentation

The accompanying financial statements were prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Revenue Recognition

No revenue has been earned or recognized as of June 30, 2024 or June 30, 2023.

Cash and Cash Equivalents

All liquid debt instruments, purchased with a maturity of 3 months or less, are considered to represent cash equivalents. There were no cash equivalents as of June 30, 2024, and 2023.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Company management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Property, Plant and Equipment

Property, plant and equipment are carried at cost. Expenditures for maintenance and repairs are charged to operations as incurred. Depreciation expense was $300,883 as of June 30, 2024 and $49,852 as of June 30, 2023.

The Company primarily follows the straight line method of depreciation utilizing the following range of lives:

Class	Years
Software	3
Equipment	5

F-8

Property, plant, and equipment consists of the following as of June 30, 2024 and 2023:

Class	June 30, 2024	June 30, 2023
Software	$288,564	$236,721
Equipment	1,398,711	498,431
Accumulated Depreciation	(352,049)	(51,167)
Net – Property, plant, and equipment	$1,335,226	$683,985

Income Taxes

FASB ASC 740-10 requires the affirmative evaluation that it is more likely-than-not, based on the technical merits of a tax position, that an enterprise is entitled to economic benefits resulting from positions taken in income tax returns. If a tax position does not meet the more-likely-than-not recognition threshold, the benefit of that position is not recognized in the financial statements. FASB ASC 740-10 also requires companies to disclose additional quantitative and qualitative information in their financial statements about uncertain tax positions. There are no unrealized tax benefits as of June 30, 2024.

The Company classifies penalties and interest expense associated with its tax positions as a component of general and administrative expenses. For the years ended June 30, 2024 and June 30, 2023 no interest and penalties associated with the Company’s tax positions have been recognized in the statements of operations or the balance sheet.

Research and Development Expenses

Research and development expenses are charged to expense as incurred. Research and development expenses include, but are not limited to, product development, clinical and regulatory expenses, materials, supplies, and related subcontract expenses. The expenses assigned to molecular gene detection sensors are for product commercialization to Purdue University and outside contractors and manufacturers.  The Company is now in the phase of early manufacturing and seeking out manufacturing partners as well as government grants.

The research expenses are assigned to the research sensor project to demonstrate proof of principle in the detection of pathogens by rapid molecular gene identification in patients.  Expenses support supplies and manpower to produce a working prototype.  These expenses include compensation support of key personnel and consultants to develop a commercialization plan.

Marketing Expenses

Marketing expenses are charged to expense as incurred. Marketing expenses include, but are not limited to, generating investment leads, advertising for investment leads, advertising, consulting related to advertising, marketing of products, ad placements, and advertising consultants.

Fair Value Measurements

When required to measure assets or liabilities at fair value the Company uses a fair value hierarchy based on the level of independent, objective evidence surrounding the inputs used. The Company determines the level within the fair value hierarchy in which the fair value measurements in their entirety fall. The categorization within the fair value of hierarchy is based upon the lowest level of input that is significant to the fair value measurement. Level I uses quoted prices in active markets for identical assets or liabilities. Level 2 uses significant other observable inputs, and Level 3 uses significant unobservable inputs. The value of warrants, options and other items are deemed to be Level 3.

Related Parties

The Company follows ASC 850, “Related Party Disclosures,” for the identification of related parties and disclosure of related party transactions.

F-9

Basic and Diluted Earnings Per Share

Basic earnings per share is calculated by dividing net income (loss) by the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated based on the weighted average number of common shares outstanding during the period plus the effect of potentially dilutive common stock equivalents, including stock options, warrants to purchase the Company’s common stock, restricted stock, and convertible note payable. For the year ended June 30, 2024, and 2023, potentially dilutive common stock equivalents not included in the calculation of diluted earnings per share because they were anti-dilutive are as follows:

	June 30,	June 30,
	2024	2023
Warrants	849,698	440,185
Options	2,483,100	1,074,212
Total dilutive shares	3,332,798	1,514,397

Stock-based Compensation

Stock-based compensation to employees and non-employees consist of stock options, warrants to purchase common stock and restricted shares that are recognized in the statement of operations based on their fair values at the date of grant. The fair value of shares of common stock is based on trading price of the Company’s share.

The Company calculates the fair values of option and warrant grants utilizing the Black-Scholes pricing model. Assumptions used by the Company in using the Black-Scholes pricing include: 1) volatility based on the average volatility rate of similar companies, 2) risk free interest rate based on the U.S. Treasury yield for a term consistent with expected life of the awards in effect at the time of the grant, 3) the expected life of the option or warrants, and 4) expected cash dividend rate on shares of common stock.

The amount of stock-based compensation recognized during a period is based on the value of the portion of the awards that are ultimately expected to vest. The resulting stock-based compensation expense for employee awards is generally recognized on a straight-line basis over the vesting period of the award.

Common Stock Purchase Warrants

Common stock purchase warrants and other derivative financial instruments are classified as equity if the contracts (1) require physical settlement or net-share settlement, or (2) give the Company a choice of net-cash settlement or settlement in its own shares (physical settlement or net-share settlement). Contracts which (1) require net-cash settlement (including a requirement to net cash settle the contract if an event occurs and if that event is outside the control of the Company), (2) give the counterparty a choice of net-cash settlement or settlement in shares (physical settlement or net-share settlement), or (3) that contain reset provisions that do not qualify for the scope exception are classified as liabilities. The Company assesses classification of its common stock purchase warrants and other derivatives at each reporting date to determine whether a change in classification between equity and liabilities is required.

Leases

The Company accounts for leases under FASB ASC 842 operating lease liabilities and their corresponding right-of-use assets are initially recorded based on the present value of lease payments over the expected remaining lease term. Certain adjustments to the right-of-use asset may be required for items such as incentives received. The interest rate implicit in lease contracts is typically not readily determinable. As a result, the Company utilizes its incremental borrowing rate to discount lease payments, which reflects the fixed rate at which the Company could borrow on a collateralized basis the amount of the lease payments in the same currency, for a similar term, in a similar economic environment. Prospectively, the Company will adjust the right-of-use assets for straight-line rent expense, or any incentives received and remeasure the lease liability at the net present value using the same incremental borrowing rate that was in effect as of the lease commencement or transition date.

F-10

Pursuant to FASB ASC 842, the Company has elected not to recognize leases with an original term of one year or less on the balance sheet. Options to renew a lease are not included in the Company’s assessment unless there is reasonable certainty that the Company will renew. Assumptions made by the Company at the commencement date are re-evaluated upon occurrence of certain events, including a lease modification. A lease modification results in a separate contract when the modification grants the lessee an additional right of use not included in the original lease and when lease payments increase commensurate with the standalone price for the additional right of use. When a lease modification results in a separate contract, it is accounted for in the same manner as a new lease.

Note 2 Going Concern

The Company’s financial statements are prepared using U.S. GAAP, applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. During the years ended June 30, 2024 and June 30, 2023 the Company had a net loss of $11,414,979 and $4,384,431 respectively. As of June 30, 2024 and June 30, 2023, the Company had an accumulated deficit of $20,829,512 and $9,414,533, respectively. The Company has not established sufficient revenue to cover its operating costs and will require additional capital to continue. The ability of the Company to continue as a going concern is dependent on the Company obtaining adequate capital to fund operating losses until it becomes profitable. If the Company is unable to obtain adequate capital, it could be forced to cease operations. These factors raise substantial doubt about its ability as a going concern.

To continue as a going concern, the Company will need, among other things, additional capital resources. Management’s plan to obtain such resources for the Company includes: the sales of equity instruments; traditional financing such as loans, and to obtain capital from management and significant stockholders sufficient to meet its minimum operating expenses. However, management cannot provide any assurance that the Company will be successful in accomplishing this plan.

There is no assurance that the Company will be able to obtain sufficient additional funds needed or that such funds, if available, will be obtainable on terms satisfactory to the Company. In addition, profitability will ultimately depend upon the level of revenues received from business operations. However, there is no assurance that the Company will attain profitability. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 3 Recent Accounting Pronouncements

There have been no new accounting standards updates which the Company has adopted.

Note 4 Income Taxes

All income taxes referred to herein are taxes in the United States. Deferred tax is recognized on differences between the carrying amounts of assets and liabilities in the financial statements and their corresponding tax basis (known as temporary differences). Deferred tax liabilities are recognized for all temporary differences that are expected to increase taxable profit and taxes payable in the future.

Deferred tax assets are recognized for all temporary differences that are expected to reduce taxable profit in the future. Deferred tax assets are measured at the highest amount that, based on current or estimated future taxable profit, is more likely than not to be recovered.

The net carrying amount of deferred tax assets is reviewed at each reporting date and is adjusted to reflect the current assessment of future taxable profits and future tax rates. Any adjustments are recognized in profit or loss.

Deferred tax is calculated at the tax rates that are expected to apply to the taxable profit (tax loss) of the periods in which it expects the deferred tax asset to be realized or the deferred tax liability to be settled, on the basis of tax rates that have been enacted or substantively enacted by the end of the reporting period for said future periods.

The net operating loss can only be used to offset up to 80% of net income. The remainder of the net operating loss can be carried forward indefinitely. As management of the Company cannot determine that it is more likely than not that the Company will realize the benefit of the deferred tax assets, a valuation allowance equal to 100% of net deferred tax asset exists at June 30, 2024 and 2023. As of June 30, 2024, the net operating loss carried forward is $13,908,206.

F-11

The Company’s current provision (benefit) for Federal income taxes of $0 is reconciled to the tax calculated at the statutory rate of 21% as follows:

	June 30, 2024	June 30, 2023
Federal taxes based on net loss
before Federal tax expense	$(2,397,146)	$(920,731)
Add tax on the following:
Permanent differences	3,306	2,452
Temporary differences
Book-to-tax depreciation	(197,376)	(114,864)
Capitalized R&D expenses	220,382	336,957
Stock compensation expense	1,078,864	18,047
Unpaid related party expenses	(181,215)	99,489
Unpaid related party interest	3,880	2,058
Valuation account	1,469,305	576,592

Provision for Federal Income Taxes	$–	–

Significant components of deferred income tax assets and liabilities follows:

	June 30, 2024	June 30, 2023
Net operating loss carryover	2,920,723	852,504
Permanent differences	3,306	2,452
Temporary differences	924,535	341,687
Valuation allowance	(3,848,564)	(1,196,643)
Net deferred tax asset (liability)	$–	$–

Note 5 Leases and Commitments

The Company entered into a lease agreement effective April 1, 2022, for a facility located in Shaker Heights, Ohio. The lease is a twenty-four-month lease with twenty-four monthly payments beginning on April 1, 2022. Base payments of $1,600 are due on the first day of each month. The lease was extended for twelve months starting April 1, 2024. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $14,169 as of June 30, 2024 and $13,960 as of June 30, 2023, and a liability of $14,221 as of June 30, 2024 and $14,222 is recorded on the balance sheet as of June 30, 2023. Operating lease costs for the year ended June 30, 2024, and 2023 were $20,618 and $20,437 respectively.

The Company entered into a twelve month lease agreement effective June 1, 2022 for office space in Austin, Texas. The lease agreement provides for monthly payments of $2,050 per month. The lease is classified as a short term lease under FASB ASC 842, and is not reflected on the balance sheet. The lease was not renewed after June 30, 2023. Lease payments for the year ended June 30, 2024 were $0 and June 30, 2023 were $38,882.

The Company also entered into a lease agreement effective March 1, 2023, for a facility located in Gainesville, Florida. The lease is a twenty-four-month lease with monthly payments beginning on March 1, 2023. Base payments of $6,825 are due on the first day of each month along with sales tax each month of $478. The lease is classified as an operating lease under FASB ASC 842 and a right of use asset is recorded on the balance sheet of $52,930 and $132,325 as of June 30, 2024 and 2023 and a liability of $53,991 as of June 30, 2024 and $132,982 is recorded on the balance sheet as of June 30, 2023. Lease costs for the year ended June 30, 2024, and 2023 were $94,909 and $21,632, respectively. The lease has a renewal option, which extends the terms for an additional year. The lease can be cancelled at any time by the lessor.

F-12

Cash paid on the above leases was $122,830 for the year ended June 30, 2024 and $92,504 for the year ended June 30, 2023. The weighted average term and rate was 0.71 years and 6% for 2024 and 1.21 years and 6% for 2023.

The Right-of-use assets are summarized below:

	June 30, 2024	June 30, 2023
Office Lease	$177,682	$191,363
Less accumulated amortization	(110,583)	(45,078)
Right-of-use, net	$67,099	$146,285

Amortization on the right-of -use asset is included in office and administrative expenses on the statements of operations.

Operating lease liabilities are summarized below:

	June 30, 2024	June 30, 2023
Office Lease	$68,212	$147,203
Less: current portion	(68,212)	(93,212)
Long term portion	$–	$53,991

Following is a maturity of annual undiscounted cash flows for operating lease liabilities as of June 30, 2024:

Maturing in fiscal year-ended 2024	69,000
Maturing after fiscal year-ended 2024	–
Total	69,000
Less: Imputed interest	(788)
Liability recognized in the balance sheet	$68,212

Note 6 Related Party Transactions

Compensation owed to the Chief Executive Officer, Chief Financial Officer and Treasurer, Chief Science Officer, President and Secretary, Chief Marketing Officer and Sales Director for services for the year ended June 30, 2024 and 2023, was as follows:

	June 30,	June 30,
	2024	2023

Chief Executive Officer	$80,000	$560,000
Chief Financial Officer and Treasurer	$20,000	$100,000
Chief Science Officer	$–	$16,354
President and Secretary	$80,000	$280,000
Controller	$–	$1,667
Chief Marketing Officer and Sales Director	$40,000	$200,000
	$220,000	$1,158,021

F-13

Amounts owed to the Chief Executive Officer, Chief Financial Officer and Treasurer, Chief Science Officer, President and Secretary, Chief Marketing Officer and Sales Director for services are classified as accrued contractor expense – related party on the balance sheets. During the year ended June 30, 2024, $1,407,000 was forgiven as noted on the statement of operations.

On July 29, 2020, the Company borrowed $150,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate 6% per annum. The note and accrued interest is due on July 28, 2025. Interest accrued on the note as of June 30, 2024, and June 30, 2023, was $35,274 and $26,274, respectively. The amounts are classified as note payable – related party on the balance sheet.

On December 13, 2023, the Company borrowed $200,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate 8% per annum. The note and accrued interest is due on December 13, 2025. Interest accrued on the note as of June 30, 2024, and June 30, 2023, was $8,679 and $0, respectively. The amounts are classified as note payable – related party on the balance sheet.

On May 1, 2024, the Company borrowed $20,000 from IdentifySensors Fresh Food Enterprises LLC, a shareholder in the Company. The note bears interest at a rate 8% per annum. The note and accrued interest is due on May 1, 2025 Interest accrued on the note as of June 30, 2024, and June 30, 2023, was $264 and $0, respectively. The amounts are classified as note payable – related party on the balance sheet.

On June 27, 2024, the Company borrowed $125,000 from the Chief Executive Officer of the Company. The note bears interest at a rate 6.5% per annum. The note and accrued interest is payable on demand. Interest accrued on the note as of June 30, 2024, and June 30, 2023, was $0 and $0, respectively. The amounts are classified as note payable – related party on the balance sheet.

During the years ended June 30, 2024 and June 30, 2023, the Company incurred expenses for accounting services in the amount of $78,067 and $72,282, respectively to Edward C. Hawkins & Co., Ltd., an entity owned 50% by the Chief Financial Officer and 50% by another related party. As of June 30, 2024, and June 30, 2023, the Company owed Edward C. Hawkins & Co., Ltd. $50,505 and $25,344, respectively. The amount is classified as accrued legal and accounting – related party on the balance sheet.

During the years ended June 30, 2024 and June 30, 2023 the Company incurred expenses for legal services in the amount of $4,258 and $12,033 respectively to Hawkins and Company LLC, an entity owned 50% by the Chief Financial Officer and 50% by another related party. As of June 30, 2024, and June 30, 2023, the Company owed Hawkins and Company LLC $1,066 and $11,810, respectively. The amounts are classified as accrued legal and accounting – related party on the balance sheet.

During the years ended June 30, 2024 and 2023, the Company incurred expenses for consulting services in the amount of $6,875 and $222,541 respectively to Integra Ventures LLC, an entity fully owned by a partial owner of IdentifySensors Fresh Food Enterprises LLC. As of June 30, 2024, and June 30, 2023, the Company owed Integra Ventures LLC $0 and $33,959, respectively. The amounts are classified as accounts payable on the balance sheet.

During the years ended June 30, 2024 and 2023, the Company incurred expenses for software development in the amount of $13,500 and $22,032, respectively to MCO Advantage, Ltd., an entity owned 50% by the Chief Executive Officer and 50% by another related party. The balance owed to MCO Advantage, Ltd. as of June 30, 2024, and June 30, 2023, was $5,500 and $975, respectively. The amounts are classified as accounts payable on the balance sheet.

During the years ended June 30, 2024 and 2023, the Company incurred expenses for consulting and bookkeeping services in the amount of $40,000 and $41,667, respectively to Healthcare Office Systems Inc., an entity fully owned by a related party. The balance owed to Healthcare Office Systems Inc. as of June 30, 2024, and June 30, 2023, was $0 and $3,333, respectively. The amounts are classified as accounts payable on the balance sheet.

F-14

Note 7 Stockholders’ Equity

Authorized Capital Stock

On June 11, 2020, the Company filed a Certificate of Incorporation with the State of Delaware to authorize the Company to issue 400,000,000 shares, consisting of 350,000,000 shares of Common Stock, and 50,000,000 shares of Preferred Stock. The Company has two classes of common stock Reg. A and Reg. D. Both classes have the same voting rights and the same per share price of $4.50 as of June 30, 2024 and June 30, 2023. Reg. D investors can qualify to receive warrants whereas Reg. A investors do not qualify.

	Reg A Shares	Reg D Shares	Preferred Shares
Outstanding as of July 1, 2022	42,492,968	4,106,082	–
Issued to consultants	–	506,948	–
Issued to investors	231,309	640,994	–
Outstanding as of June 30, 2023	42,724,277	5,254,024	–
Issued to consultants	–	–	–
Issued to investors	130,171	1,194,125	406,368
Converted to preferred stock	–	(2,063,936)	2,063,936
Outstanding as of June 30, 2024	42,854,448	4,384,213	2,470,304

Common Stock

During the year ended June 30, 2024, the Company had the following common stock transactions:

•	Issued 1,600,493 shares of Reg D of common stock and 130,171 Reg A shares for total cash proceeds of $3,700,755.
•	Converted 2,063,936 of Reg D shares into preferred stock. The Company values those shares at a par value of $0.001 per share.

During the year ended June 30, 2023, the Company had the following common stock transactions:

•	Issued 640,994 shares of Reg D of common stock and 231,309 Reg A shares for total cash proceeds of $4,379,637.
•	Issued 506,948 shares of Reg D common stock associated with a restricted stock award to consultants of the Company. The Company values those shares at a par value of $0.001 per share.

Preferred Stock

During the year ended June 30, 2024, the Company had the following preferred stock transactions:

•	Issued 406,368 shares of preferred stock for cash proceeds of $1,828,675 with a par value of $0.001 per share.
•	Converted 2,063,936 of Reg D shares into preferred stock. The Company values those shares at a par value of $0.0001 per share.
•	As of June 30, 2024, the Company had 2,470,304 shares of Series A Preferred Stock outstanding.

On May 1, 2024, the Company filed a certificate of designation with the Delaware Secretary of State to create a new series of Preferred Stock designated as Series A Preferred Stock. According to the certificate of designation, shares of Series A Preferred Stock will rank superior to shares of Common Stock and to any other series of shares designated as junior to the shares of Series A Preferred Stock. They will have equal rights to receive dividends with the shares of Common Stock. In the event of a voluntary, involuntary or deemed liquidation of the Company, holders of shares of Series A Preferred Stock shall be entitled to receive out of the assets of the Company available for distribution, before any payment is made to the holders of Common Stock, a liquidation preference of $9.00 per share. They will vote with the shares of Common Stock, voting together as a single class on an as converted basis. Upon a change of control or a qualified public offering, each share of Series A Preferred Stock will convert into two shares of Common Stock. Voluntary conversion of shares of Series A Preferred Stock may be requested in writing from time to time, and, in this case, each share of Series A Preferred Stock will convert into one share of Common Stock.

F-15

Stock Options

On July 1, 2020, the Company’s shareholder adopted a Stock Incentive Plan that was approved by the Board of Directors on July 9, 2020. Pursuant to the Plan, consultants of the Company were awarded Restricted Stock Awards in 2020. Compensation expense is recognized over the vesting period of the awards based on the par value of the stock at the issue date, which for stock awards during the year ended June 30, 2024, was $.001 per share. The stock was not traded in an open market on the date of grant and par value has been determined by the Board of Directors. Shares under the Plan vest according to each individual award agreement, which may include both performance based and time-based vesting.

Total shares issuable under the plan were 9,722,222 at June 30, 2024, and 9,722,222 at June 30, 2023.

A summary of the changes in the Company’s awarded shares for the year ended June 30, 2024 follows:

Shares
As of July 1, 2022	4,803,822
Forfeited	–
Outstanding as of June 30, 2023	4,803,822
Exercisable as of June 30, 2023	3,473,125

Shares
Outstanding as of June 30, 2023	4,803,822
Granted	–
Forfeited	–
Outstanding as of June 30, 2024	4,803,822
Exercisable as of June 30, 2024	3,473,125

As of June 30, 2024, there was $0 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 0 years.

As of June 30, 2023, there was $4,297 of total unrecognized compensation cost related to nonvested shares granted under the Plan. The cost is expected to be recognized over a weighted average period of 0.20 years.

The following summarizes the number of options granted and outstanding during the years ended June 30, 2024, and June 30, 2023:

Number of Shares
Outstanding, July 1, 2022:	284,500
Granted:	862,222
Expired or Forfeited:	(72,500)
Exercised:	(10)
Outstanding, June 30, 2023:	1,074,212
Granted:	1,976,388
Expired or Forfeited:	(567,500)
Exercised:	–
Outstanding, June 30, 2024:	2,483,100

Exercisable, June 30, 2024:	1,495,726

No options expired during the year ended June 30, 2024, or the year ended June 30, 2023.

F-16

The following summarizes the vesting schedules for the options:

Date of Grant	Number of Shares	Exercise Price	Percent Vested at Date of Grant	Percent Vested Monthly Thereafter	Expiration Date
March 10, 2021	12,500	$4.00	10.00%	6.00%	March 9, 2031

September 1, 2021	2,000	$5.25	100.00%	0.00%	September 1, 2026

October 8, 2021	100,000	$4.25	0.00%	n/a	October 8, 2026

February 1, 2022	30,000	$4.25	0.00%	4.17%	February 27, 2026

February 19, 2022	30,000	$4.00	0.00%	4.17%	February 27, 2026

May 5, 2023	400,000	$4.50	0.00%	2.08%	May 4, 2028

May 5, 2023	240,000	$4.50	0.00%	n/a	May 4, 2028

May 26, 2023	222,222	$4.50	0.00%	n/a	May 26,2026

July 10, 2023	30,000	$4.50	0.00%	2.08%	July 30, 2027

August 13, 2023	75,000	$4.50	100.00%	n/a	July 30, 2028

October 20, 2023	75,000	$4.50	100.00%	n/a	November 1, 2028

November 1, 2023	70,000	$4.50	0.00%	2.50%	November 1, 2028

November 1, 2023	888,888	$4.50	50.00%	2.08%	October 30, 2033

January 1, 2024	75,000	$4.50	100.00%	n/a	January 1, 2029

January 18, 2024	112,500	$4.50	100.00%	n/a	January 18, 2029

February 23, 2024	75,000	$4.50	100.00%	n/a	February 23, 2029

March 8, 2024	400,000	$4.50	10.00%	n/a	March 7, 2029

May 8, 2024	75,000	$4.50	100.00%	n/a	May 8, 2029

All options vest as described above, provided the Optionee continues to provide continuous service to the Company.

The average remaining contractual life of the options outstanding was 4.29 years and 3.36 years as of June 30, 2024, and June 30, 2023, respectively.

The options were valued at fair value as determined at a valuation between $2.41 and $4.32 per share using the Black-Scholes method. An expected price volatility between 79.79% and 100.40%, a risk-free interest rate between 4.04% and 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2024. An expected price volatility of 79.79%, a risk-free interest rate of 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2023.

At June 30, 2024, the intrinsic value of the outstanding options was $(1,366,546).

At June 30, 2023, the intrinsic value of the outstanding options was $232,427.

F-17

Warrants

The Company also issued warrants to common stockholders as part of a Regulation D offering based on specified levels of investment, which are detailed as follows:

Amount Invested	Number of Warrants	Exercise Price (per share)	Aggregate Exercise Price
$100,000 to 199,999	4,750	$5.25	$24,937.50
$200,000 to 299,999	11,425	$5.25	$59,981.25
$300,000 to 399,999	20,000	$5.25	$105,000.00
$400,000 or more	30,475	$5.25	$159,993.75

During the year ended June 30, 2024, the Company issued 354,225 warrants to stockholders who had purchased shares through the Regulation D offering for achieving specified levels of investment, to purchase common stock with a weighted average price of $5.25 per share. All warrants outstanding are exercisable as of June 30, 2024.

During the year ended June 30, 2023, the Company issued 136,710 warrants to stockholders who had purchased shares through the Regulation D offering for achieving specified levels of investment, to purchase common stock with a weighted average price of $5.25 per share. All warrants outstanding are exercisable as of June 30, 2023.

The following summarizes the number of shares of warrants during the years ended June 30, 2024, and the year ended June 30, 2023, respectively:

Number of Warrants
Balance at July 1, 2022:	303,475
Granted:	220,423
Exercised:	–
Expired:	–
Balance at June 30, 2023:	523,898
Granted:	354,225
Exercised:	–
Expired:	(28,425)
Balance at June 30, 2024:	849,698

The fair value of the warrants outstanding at June 30, 2024, using the Black-Scholes method, is estimated at $1,812,704. An expected price volatility between 68% and 100.40%, a risk-free interest rate between 4.04% and 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2024. An expected price volatility of 79.79%, a risk-free interest rate of 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2023. The intrinsic value of the warrants as of June 30, 2024 is $(2,621,390).

The fair value of the warrants outstanding at June 30, 2023, using the Black-Scholes method, is estimated at $974,688. An expected price volatility between 79.79% and 100.40%, a risk-free interest rate between 4.04% and 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2023. An expected price volatility of 79.79%, a risk-free interest rate of 5.13%, and a dividend yield of 0% was used in the calculation of the fair value as of June 30, 2023. The intrinsic value of the warrants as of June 30, 2023, is $(1,747,951).

F-18

Note 8 Compliance/Contingency

The Company was obligated to file its annual report for the year ended June 30, 2021, with the Securities and Exchange Commission within 120 days after the end of the year, and did not file the reports on a timely basis. As a result, the exemption from registration may not have been available for the sale of certain shares of common stock. The Company offered rescission to investors who purchased shares during the period such filings were late and to return the amount invested per the SEC guidelines. The Company estimates that an aggregate of $234,000 was invested during the period June 30, 2021 through March 3, 2022 during which reports were late. None of the investors requested refunds and no amount has been accrued on June 30, 2024 or 2023 balance sheet.

The Company was again late to file its annual report for the year ended June 30, 2024, as a result, the exemption from registration may not have been available for the sale of certain shares of common stock under Regulation A. The Company is currently only offering shares under Regulation CF and Regulation D and not offering shares pursuant to the Regulation A offering. The Company estimates that $3,766,582 was invested during the period starting on June 30, 2024 and ending on March 24, 2025 through either Regulation D or Regulation CF.

Note 9 Subsequent Events

On March 6, 2025, we executed Amendment No. 3 to the Incubator Space License Agreement executed between the Company and the University of Florida research Foundation dba UF Innovate, on January 18, 2023 to extend the term of the lease to February 28, 2026 and renew the rate to $7,500 per month before tax.

Management has evaluated additional subsequent events through March 24, 2025, the date the financial statements were available to be issued.

F-19

Item 8 Exhibits

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

Exhibit Number	Description
2.1	Certificate of Incorporation dated June 11, 2020, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
2.2	Certificate of Amendment to the Certificate of Incorporation dated September 30, 2020, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
2.3	Bylaws, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
2.4	Certificate of Designation of Series A Convertible Preferred Stock dated January 5, 2024(+)
2.5	Certificate of Amendment of Certificate of Designation of Series A Convertible Preferred Stock(+).
3.1	2020 Stock Incentive Plan, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
3.2	Form of Stock Award Agreement, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
4.1	Form of Subscription Agreement, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
6.1	SAAS Agreement with Novation Solutions, Inc., incorporated by reference to the Company’s Regulation A Offering Statement as filed with the SEC on July 26, 2023.
6.2	License Agreement with IdentifySensors Fresh Food Enterprises, LLC, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
6.3	Sublease Agreement with Dr. Gregory Hummer/MCO Advantage, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
6.4	Contractor Agreement with Thomas G. Sors, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
6.5	Contractor Agreement with Ann Hawkins, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
6.6	Contractor Agreement with Jeff Spagnola, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
6.7	Contractor Agreement with Dr. Greg Hummer, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
6.8	Contractor Agreement with Bruce Raben, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A as filed with the SEC on October 27, 2020.
6.9	Employment Agreement with Felicia Hosey, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A POS as filed with the SEC on June 15, 2023.
6.10	Employment Agreement with Kevin Amacker, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A POS as filed with the SEC on June 15, 2023.
6.11	Employment Agreement with Herma Hoda, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A POS as filed with the SEC on June 15, 2023.
6.12	Consulting Agreement with MedTech Review LLC, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A POS as filed with the SEC on June 15, 2023.
6.13	Incubator Space License Agreement with UF Innovate/Accelerate, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A POS as filed with the SEC on June 15, 2023.
6.14	License Agreement with the University of Florida, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A POS as filed with the SEC on June 15, 2023.
6.15	Amendment No. 3 to the License Agreement with the University of Florida dated March 6, 2025(+)
6.16	Statement of Work with Jabil Inc. IdentifySensors Biologics Check4, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A POS as filed with the SEC on June 15, 2023.
6.17	Transfer Agent Agreement with Colonial Stock Transfer, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A/A as filed with the SEC on December 4, 2020.
6.18	Master Supply Agreement by and between IdentifySensors Biologics Corp. and East West Manufacturing, LLC dated August 8, 2023, incorporated by reference to the Company’s Annual Report on Form 1-K as filed with the SEC on November 6, 2023.
6.19	Advisory Board Agreement with Melis Productions Inc. f/s/o William Shatner dated November 16, 2023, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A/A as filed with the SEC on November 22, 2023.
8.1	Escrow Agreement, incorporated by reference to the Company’s Regulation A Offering Statement on Form 1-A/A as filed with the SEC on December 4, 2020.
11.1	Auditor’s Consent of Meaden & Moore dated March 24, 2025(+)

(+)	Filed herewith

20

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IDENTIFYSENSORS BIOLOGICS CORP.

By:	/s/ Dr. Gregory Hummer
Dr. Gregory Hummer,
Chief Executive Officer and Director

Date: March 27, 2025

Pursuant to the requirements of Regulation A, this report has been signed by the following persons on behalf of the issuer in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Dr. Gregory Hummer	Chief Executive Officer and Director	March 27, 2025
Dr. Gregory Hummer

/s/ Ann M. Hawkins	Chief Financial Officer	March 27, 2025
Ann M. Hawkins

21